ATTACHMENTS FOR N-SAR SUB-ITEM 77I
FOR JPMORGAN TRUST I
FOR THE PERIOD COMMENCING 1-1-05 AND ENDING 6-30-05

The following new classes were created during the period covered by the N-SAR:

Institutional, Class A, Class B, Class C, Ultra and Class M shares of certain non-money market funds. Each of these classes previously existed in JPMorgan funds that ultimately merged into JPMorgan Trust I.

Investor and Capital Shares of certain money market funds

These classes are described in the prospectuses for the applicable classes and also in the materials described in Item 77Q1(a) and (d).